

December 24, 2014

<u>Via E-mail</u>
Raymond Gerrity
Chief Executive Officer
The Teardroppers, Inc.
3500 75th Street West, Suite SWS
Rosamond, CA 93560

> **Re: The Teardroppers, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 16, 2014**
> **File No. 333-197889**

Dear Mr. Gerrity:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you have increased the number of shares being registered on behalf of selling shareholders from 1,833,333 to 4,833,333 shares. However, there have been no changes to the selling shareholder table to account for the additional shares. In this regard, we note that the selling shareholders are still offering the same number of shares, and the total of those shares equals 2,133,333, not the 4,833,333 shares disclosed. Please explain this discrepancy. In addition, please revise the disclosure under Selling Stockholders to disclose how the selling shareholders received their shares. Also ensure that your disclosure under Recent Sales of Unregistered Securities accounts for all unregistered sales of securities, including those reflected in the selling shareholder table.

Cash Flows for the Nine Months Ended September 30, 2014 (Financing Activities), page 21
Cash Flows for the Period from June 3, 2013 to September 30, 2014 (Financing Activities), page 21

2.   Please state how you plan to repay the proceeds that have been borrowed from a related party. Please identify whether the lender is DEVCAP or General Capital Partners as appropriate.

Balance Sheets As of September 30, 2014 and December 31, 2013, page F-1
Statements of Operations for the three and nine months ended September 30, 2014, page F-2
Statements of Cash Flows for the nine months ended September 30, 2014 , page F-3

2.   We note your response to comment 2 and your restated 2013 financial statements.   Additionally, please provide a "restated" caption to your interim financial statements.

Note 5 – Line of Credit, page F-5
Note 9 – Subsequent Events, page F-8
Note 4– Line of Credit, page F-19
Note 5 – Related Party Transactions, page F-19
Note 7 – Stockholders Equity, page F-20

3.   Refer to your disclosure of your $450,000 line of credit with General Capital Partners as disclosed in your financial statements. However, you stated elsewhere in your filing that your line of credit is with DEVCAP and also filed such agreement in Exhibit 10.1. Please advise or revise.   Additionally,

- Please update Note 9 above to cite your December 19 loan agreement which is the basis for your restatement.
- Please delete your statement on pages F-8, F-19, and F-20, that "The founders were instrumental in the founding of the Company as well as producing consulting revenues from related party" since you received financing from the related party and did not generate revenues.

Report of Independent Registered Public Accounting Firm, page F-11

4.   Please ask your auditor to provide an explanatory paragraph to include (1) a statement that the previously issued financial statements have been restated for the correction of a misstatement in the respective period and (2) a reference to the correction of the misstatement disclosures in Note 9 on page F-21. Refer to paragraphs 18A-18C of AU Section 508, Reports of Audited Financial Statements.

Note 9 – Restated Financial Statements, page F-21

5.   Please revise to disclose the nature of the restatements for your Statements of Stockholders' Equity and Statements of Cash Flows.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        Stanley Moskowitz, Esq.